82-2062

SUPPL

05006456

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

Dlw 3/16

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004
(Unaudited)

ASSETS

		December 31 2004		September 30, 2004
CURRENT ASSETS				
Cash	$	212,230	$	232,770
Accounts receivable		12,206		10,172
Inventories (Note 3)		9,594		11,940
		234,030		254,882
DUE FROM RELATED PARTIES (Note 8)		9,878		9,878
EQUIPMENT (Note 4)		853		897
	$	244,761	$	265,657

LIABILITIES

CURRENT LIABILITIES				
Accounts payable	$	42,264	$	49,511
Due to related parties (Note 8)		13,382		13,382
		55,646		62,893

SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)		2,760,904		2,760,904
DEFICIT		(2,571,789)		(2,558,140)
		189,115		202,764
	$	244,761	$	265,657

Approved on behalf of the Board

<Edward Gresko>, Director

<Sidney Mann>, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
SALES	$ 22,292	$ 27,632
COST OF GOODS SOLD (Schedule 1)	6,339	4,368
GROSS PROFIT	15,953	23,264
EXPENSES		
Northern Sea's Expenses **(Schedule 2)**	16,120	25,673
Administration Expenses **(Schedule 3)**	13,482	10,723
	29,602	36,396
NET LOSS FOR THE PERIOD	$ (13,649)	$ (13,132)
DEFICIT, at beginning of period	2,558,140	2,469,833
DEFICIT, at end of period	$ 2,571,789	$ 2,482,965
LOSS PER SHARE	(0.001)	(0.002)

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
CASH FLOWS FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss	$ (13,649)	$ (13,132)
Add non-cash items:		
Amortization	45	56
	(13,604)	(13,076)
Net changes in other non-cash operating accounts		
Accounts receivable	(2,035)	2,022
Inventories	2,346	525
Accounts payable	(7,247)	1,987
	(20,540)	(8,542)
FINANCING ACTIVITIES		
Issuance of share capital	-	68,750
Due to related parties	-	8,483
	-	77,233
INCREASE (DECREASE) IN CASH	(20,540)	68,691
CASH AND EQUIVALENTS, beginning of period	232,770	44
CASH AND EQUIVALENTS, end of period	$ 212,230	$ 68,735
Cash and Equivalents is comprised of:		
Bank	22,230	68,735
Guaranteed Investment Certificates	190,000	-
	$ 212,230	$ 68,735

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
OPENING INVENTORY	$ 11,940	$ 7,100
ADD:		
Purchases	1,250	-
Packaging and testing	2,518	3,843
Duty, freight and brokerage	225	-
	3,993	3,843
	15,933	10,943
LESS ENDING INVENTORY	(9,594)	(6,575)
COSTS OF GOODS SOLD	$ 6,339	$ 4,368

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
SALES	$ 22,292	$ 27,632
COST OF SALES	6,339	4,368
	15,953	23,264
ADMINISTRATIVE EXPENSES		
Accounting	-	59
Advertising and promotion	1,298	64
Office	1,276	682
Product and market development	-	7,400
Rent	3,038	4,816
Shipping	1,479	1,980
Telephone	1,274	1,351
Wages, commissions, and contract services	7,755	9,321
	(16,120)	(25,673)
OPERATING LOSS	$ (167)	$ (2,409)

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
Accounting, audit and legal	$ 582	$ -
Amortization	45	56
Bank charges and interest	(36)	92
Consulting	9,000	10,100
Office and sundry	3,059	-
Regulatory fees	-	-
Transfer agent	832	710
Loss (Gain) on exchange	-	(235)
	13,482	10,723
	$ 13,482	$ 10,723

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2004.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the three months ended December 31, 2004 are not necessarily indicative of results to be expected for the entire year ending September 30, 2005.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry and is currently in the process of changing its principal business focus to the resource sector.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $178,384. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

j) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

k) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

m) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect of the current period financial statements.

3. INVENTORIES

	2004	2003
Inventories consist of:		
Raw materials	3,501	1,010
Finished goods	6,093	5,565
	9,594	6,574

4. EQUIPMENT

	December 31 2004			September 30 2004
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,765	414	436
Laboratory equipment	4,270	3,831	439	461
	7,449	6,596	853	897

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Number of Shares	Amount $
Balance, September 30, 2003		7,319,967	2,407,404
Issued during the year:			
Shares	i)	350,000	87,500
Share units	ii)	1,200,000	228,000
Warrants exercised		380,000	38,000
Share units	iii)	-	-
Balance, September 30, 2004 and December 31, 2004		9,249,967	2,760,904

b) Shares in escrow

750,000 shares (2003- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
1,200,000	0.26	August 11, 2006
500,000	0.16	May 16, 2005
1,700,000		

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $3,083 (2003 - $4,816) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000-were paid to a director of the Company (2003 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $9,000 (2003 - $8,000) to a company owned by an officer of the Company for administrative services.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2004 $	2003 $
Due from related parties:		
Company controlled by a director	9,878	-
Company under common management	-	3,049
	9,878	3,049
Due to related parties:		
Officer	1,222	-
Company controlled by an officer	12,160	15,470
	13,382	15,470

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. SUPPLEMNTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the periods ended December 31, 2003 and 2004.

9. SUBSEQUENT EVENTS

On January 21, 2005, the Company requested a halt in the trading of its stock pending review and approval of a Change of Business filed with the TSX Venture Exchange. The Company is attempting to diversify out of the alternative health food products industry, and into junior mineral exploration.

Concurrently, the Company entered into a property option agreement with Vanadium International Co.("Vanadium") for a 100% interest in 19 mining claims covering 392.6 acres, located in Nye County, Nevada, USA. To exercise the option, the Company is to pay Vanadium $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three year period. The property is subject to a 2.5% net smelter royalty (NSR). The agreement is subject to regulatory approval, and at the audit report date there has been no response from the exchange.

On January 27, 2005 the Company proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share.

10. COMPARATIVE FIGURES

Certain of the 2003 figures have been re-classified to conform with current presentation.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
December 31, 2004

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED DECEMBER 31, 2004 AND UP TO THE DATE OF FEBRUARY 25, 2005

THIS REPORT DATED : FEBRUARY 28, 2005

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of the company to date have decreased by 19% comparatively to the same period in 2003 (year-end), mainly as a result of a decrease in the international sale of raw materials.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events – below -4). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See subsequent events below – section 4)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending December 31, 2004, with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years

The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2004	**September 30, 2003**	**September 30, 2002**
Total Revenue	$ 102,788	$ 146,279	$ 143,333
Gross Profit	$ 78,890	$ 105,759	$ 111,838
Operating Expenses	$ 167,197	$ 173,674	$ 164,389
Net Income (Loss)	$ (88,307)	$ (67,915)	$ (52,551)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 265,657	$ 17,678	$ 20,543

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Dec. 31, 2004	**Sept. 30, 2004***	**June 30, 2004**	**March 31, 2004**
Total Revenue	$ 22,292	$ 16,322	$ 31,474	$ 27,360
Gross Profit	$ 15,953	$ 12,265	$ 24,657	$ 18,704
Oper. Expenses	$ 29,602	$ 55,686	$ 28,735	$ 46,380
Gain (Loss)	$ (13,649)	$ (43,603)*	$ (4,078)	$ (27,676)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 244,761	$ 265,657	$ 35,425	$ 40,065
Total Liabilities	$ 55,646	$ 62,893	$ 72,276	$ 55,802
	QUARTERS ENDED			
	Dec. 31, 2003	**Sept. 30, 2003**	**June 30, 2003**	**March 31, 2003**
Total Revenue	$ 27,632	$ 29,321	$ 30,132	$ 28,497
Gross Profit	$ 23,264	$ 17,787	$ 24,165	$ 21,702
Oper. Expenses	$ 36,396	$ 43,365	$ 54,640	$ 38,180
Gain (Loss)	$ (13,132)	$ (25,578)	$ (30,475)	$ (16,478)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 84,691	$ 17,678	$ 35,425	$ 33,751
Total Liabilities	$ 91,502	$ 80,107	$ 72,276	$ 100,127

* *The final quarter of the 2004 year recorded a significantly higher net loss due to Other Items accounted for at year end such as impairment provisions for inventory valuation and cost of goods sold adjustments.*

Expenditure Comparison and Variances – Stina Administration Division:
Expenditure Increases: $582 in Accounting, Audit & Legal, mainly as a result of increased legal preparation with respect to the option agreement entered into in January 2005; $3,059 in Office Expenditures, mainly as a result of increased business activities, particularly with respect to preparation of the option agreement entered into in January 2005;
Expenditure Decreases: $1,100 in consulting fees, mainly as a result of reduced contracted time.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $1,234 in Advertising & Promotion, as a result of participation in a trade show and $594 in Office Expenditures, mainly as a result of increased business activities..
Expenditure Decreases: $7,400 in Product & Market Development, due to the completion of a product development program in the previous year; $1,778 in Office Rent, due to a temporary rent reduction; $501 in Shipping, mainly due to lower product sales; $1,566 in Wages and Salaries, mainly as a result of the retirement of a staff member.

Liquidity and Solvency
During the quarter ended December 31, 2004 over the same period in 2003 cash resources increased by $143,495. This was mainly as a result of a non-brokered private placement completed in August 2004, during which $228,000 in working capital was raised.

Capital Resources
The company's liquidity will depend upon it's ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.
In respect of the audit committee meeting on February 15, 2005 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

Summary of Securities
100,000,000 common shares without par value are authorized, of which 9,249,967 were issued and outstanding at December 31, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

As of December 31 2004, 500,000 warrants for one common share of stock each at a price of $0.16 were outstanding. These warrants expire on May 16, 2005

No securities were issued during the period ending December 31, 2004, and no options were granted during the period.

c) Related Party Transactions
During the period the Company incurred premises rent in the amount of $3,083 (2003 - $4,816) to a company with common directors. The rent is payable on a month to month tenancy.

Sales commissions included in wages, commissions and contract services expense totalling $6,000 (2003 - $6,000) were paid to a director of the Company for product sales.

The Company incurred consulting fees in the amount of $9,000 (2003 - $9,000) payable to a company owned by an officer for administrative services.

d) Due From (To) Related Parties
As of December 31, 2004, $9,878 was owed to the company by a private company controlled by a common director.

As of December 31, 2004, $12,160 was owed to a private company controlled by an officer of the company and $1,222 was owed to an officer of the company.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

(See Subsequent Events below – section 4)

4. SUBSEQUENT EVENTS

Subsequent to year-end December 31, 2004, on January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement will be submitted by company attorneys. To date the TSX Venture Exchange is still reviewing the transaction and no comments have yet been received.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. To date this private placement has not been completed, and no regulatory comments have been received.

5. OTHER

Additional information relating to the Company's operations and activities can be found by accessing the Company's Annual Information Form filed February 15, 2005, as well as news releases and reports filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271
Fax: (416) 368-2635
E-Mail: info@northern-seas.com
Website: www.northern-seas.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Secretary/ Director
Jim Wall, General Manager

Registrar and Transfer Agent
Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062